Filed by Galil Medical Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Endocare, Inc.
Commission File No. 001-15063

This filing relates to the proposed merger between Galil Medical Ltd. (“Galil”) and Endocare, Inc. (“Endocare”) pursuant to the terms of an Agreement and Plan of Merger, dated as of November 10, 2008, as amended by Amendment No. 1, dated as of March 19, 2009, by and among Endocare, Orange Acquisitions Ltd. and Galil.

Galil provided the following Notice of Special General Meeting to all of the voting shareholders of Galil on May 10, 2009:

GALIL MEDICAL LTD.
PC/51-241014-3
(the “Company”)

To:	All Holders of Voting Shares of the Company

NOTICE IS HEREBY GIVEN OF A SPECIAL GENERAL MEETING OF ALL THE VOTING SHAREHOLDERS OF THE COMPANY AND ANY ADJOURNMENTS THEREOF

You are hereby informed that a Shareholders Special General Meeting (the “General Meeting”) will be held at the offices of the Company, Israel, on May 14, 2009, at 17:00 Israel time, at which attendance is requested in person, by proxy or by other means acceptable to the Company. The General Meeting will not be held until the Form S-4 registration statement relating to the Merger Transaction (as defined below) filed by Endocare, Inc. (“Endocare”) has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”).

At the General Meeting you will be requested to vote upon the following proposed resolutions:

1. PROPOSED RESOLUTION: Approval of Merger Agreement and Ancillary Documents and Transactions

WHEREAS, the Company has entered on November 10, 2008 into an Agreement and Plan of Merger (the “Merger Agreement”) with Endocare and Orange Acquisitions Ltd., a wholly owned subsidiary of Endocare (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving such merger, following which the Company will become a wholly owned subsidiary of Endocare, and all of the Company’s shares and options issued and outstanding immediately prior to the closing of the merger (the “Closing”) will be exchanged for the right to receive shares of common stock and options to purchase shares of common stock, respectively, of Endocare at the Exchange Ratio (as such term is defined under the Merger Agreement), all in accordance with the terms and subject to the conditions set forth in the Merger Agreement, a copy of which was filed with the SEC by Endocare on November 12, 2008 as an exhibit to its current report on Form 8-K and can be accessed through the website maintained by the SEC at http://www.sec.gov/edgar/searchedgar/companysearch.html (the “Merger Transaction”); and

WHEREAS, in connection with, and subject to, the Merger Transaction, certain shareholders of the Company and of Endocare wish to participate in an equity investment in shares of common stock of Endocare, in accordance with the provisions of a certain Stock Purchase Agreement, constituting one of the ancillary agreements to the Merger Agreement (the “Financing Agreement”); and

WHEREAS, in connection with the Merger Agreement, the Company has entered on November 10th, 2008 into (i) a certain Pre-Closing Shareholders Agreement with certain major shareholders of the Company, including, inter alia, all the holders of Series A-1 Preferred Shares of the Company (“Preferred A1 Shares”) and Series A-2 Preferred Shares of the Company (“Preferred A2 Shares”), to be effective as of immediately prior to the Closing, pursuant to which, subject to the consummation of the Closing (a) the holders of the Preferred A1 Shares and the holders of the Preferred A2 Shares agree to an amendment to the Articles of Association of the Company (the “Articles”) whereupon such preferred shares shall be automatically converted into Ordinary Shares of the Company (“Ordinary Shares”) immediately prior to the Closing, at an agreed upon conversion ratio and for no consideration (the “Share Conversion”), (b) the Investor Rights Agreement, dated as of December 8, 2006, among the Company and certain of its Shareholders shall be terminated, and (c) certain groups of shareholders of the Company agree on an earn-out mechanism among themselves, as an inducement to enter into the Merger Transaction, all in accordance with the terms and subject to the conditions set forth in the Pre-Closing Shareholders Agreement, in the form attached hereto as Exhibit A (the “Pre-Closing Shareholders Agreement”), and (ii) all other ancillary agreements or documents to the Merger Agreement to which the Company is a party to, or otherwise bound by, including the Merger Proposal (as such term is defined under the Merger Agreement) (the “Ancillary Agreements”); and

WHEREAS, in order to give effect to the transactions contemplated by the Pre-Closing Shareholders Agreement, subject to the consummation of the Merger Transaction and effective as of immediately prior to the Closing, the Company wishes to amend its Articles to the effect that (i) a new Article 8.4.2.3 (as set forth below) shall be inserted in order to implement the Share Conversion; and (ii) the Company’s authorized share capital shall be increased as required in order to effect the Share Conversion, all as described below; and

 WHEREAS, the Board of Directors has determined that the Merger Agreement, the Ancillary Agreements, the Merger Transaction and the other transactions contemplated thereby, are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Company as the surviving entity will be unable to fulfill the obligations of the Company to its creditors;

RESOLVED, that the execution, delivery and performance by the Company of the Merger Agreement and the Ancillary Agreements (together with all exhibits thereto), and the transactions contemplated thereunder, including the merger of the Merger Sub with and into the Company, with the Company surviving such merger, be and hereby are, approved and authorized by the Shareholders of the Company in all respects whatsoever; and

FURTHER RESOLVED, that the execution, delivery and performance by the Company of the Pre-Closing Shareholders Agreement (together with all exhibits thereto), and the transactions contemplated thereunder, including the Share Conversion, be and hereby are, approved and authorized by the Shareholders of the Company in all respects whatsoever; and

FURTHER RESOLVED, to approve the amendment of the Articles as follows, all subject to the consummation of the Merger Transaction and effective as of immediately prior to the Closing (the “Pre-Closing Articles Amendment”):

(i)	A new Article 8.4.2.3 shall be inserted, which shall state:
“Each outstanding Series A Preferred Share shall automatically be converted, without the payment of any additional consideration, into fully paid and nonassessable Ordinary Shares at the conversion rate equal to 3.43 Ordinary Shares per each Series A Preferred Share of the Company, immediately prior to, and in all cases subject to, the consummation of the closing of the Change of Control Event (as defined in Article 8.3.2) approved by the Board of Directors of the Company in its meeting dated November 9, 2008”.

(ii)
The Company’s authorized share capital shall be increased, so that following such increase the Company’s registered share capital shall be NIS3,950,089.28, divided into 395,008,924 Ordinary Shares, par value NIS 0.01 per share and 4 Series A-1 Preferred Shares, par value NIS 0.01 per share.”;

2. PROPOSED RESOLUTION: Approval of the Dormant Shares Cancellation

WHEREAS, subject to the consummation of the Merger Transaction and effective as of immediately prior to the Closing, the Company wishes that any shares of the Company held in the treasury of the Company or owned by the Company at such time shall immediately and automatically be cancelled (the “Dormant Shares Cancellation”);

RESOLVED, that the Dormant Shares Cancellation, be and hereby is, approved and authorized by the Shareholders of the Company in all respects whatsoever; and

3. PROPOSED RESOLUTION: Approval of the Benefit Packages

WHEREAS, following discussions held by the Compensation Committee of the Company on October 1, 2008 and the approval of the Board of Directors as of November 9, 2008, subject to the consummation of the Merger Transaction and effective as of immediately prior to the Closing, the Company wishes to grant certain of its senior employees bonus payments and retention packages, up to such amounts and benefits as described under Exhibit B attached hereto (the “Benefit Packages”);

RESOLVED, that the grant of the Benefit Packages be, and hereby is, approved and authorized in all respects whatsoever; and

4. PROPOSED RESOLUTION: Approval of Appointment of Proxy

WHEREAS, certain optionees of the Company, who exercised options into Ordinary Shares pursuant to the provision of the option plans of the Company, have executed a proxy to vote such shares in favor of certain former officers of the Company (the “Proxies”), and the Company wishes to designate and empower Marty Emerson as agent and proxy for the purposes of such Proxies and any future proxies to be executed by optionees of the Company;

RESOLVED, that the delegation of the powers under the Proxies to Marty Emerson be, and hereby is, approved and authorized by the Shareholders of the Company in all respects whatsoever.

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This notice does not constitute an offer to sell, or the solicitation of an offer to buy, any securities and is issued pursuant to Rule 135 under the U.S. Securities Act of 1933, as amended.

Yours sincerely,
Galil Medical Ltd.

Additional Information About The Merger and Where To Find It

In connection with the proposed merger with Galil, Endocare has filed a registration statement on Form S-4 (the “Registration Statement”), which will also include a proxy statement of Endocare, and other relevant documents concerning the transaction with the U.S. Securities and Exchange Commission (the “SEC”). STOCKHOLDERS OF GALIL ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.
Investors will be able to obtain free copies of the Registration Statement and any other document filed with the SEC by Endocare or Galil through the website maintained by the SEC at www.sec.gov.

Forward Looking Statements

Certain matters set forth in this notice, including statements relating to the merger and the proposed concurrent financing, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including failure to receive approval of the transaction by Endocare or Galil stockholders, the possibility that the anticipated benefits from the merger cannot be fully realized, if at all, or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Galil’s operations into Endocare will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry. There can be no assurance that the proposed merger will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this notice. Unless required by law, Galil undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.